SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2005

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

7th November 2005

OCTOBER 2005 TRAFFIC

Passenger activity: further strong increase in both traffic (up 8.9%) and load factor (up 2.2 points to 81.7%)

Passenger activity

With load factor improving by 2.2 points to 81.7%, Air France-KLM posted a further strong performance in October. Activity remained extremely robust with traffic increasing by 8.9% on 6.0% higher capacity. Air France-KLM carried over 6 million passengers (up 5.3%).

The Americas posted a strong rise in both traffic and capacity, which were up 14.3% and 13.3% respectively. Load factor stood at the good level of 86.8% (up 0.8 points).

Asia saw a further strong improvement in load factor (up 4.8 points to 88.2%), as traffic increased by 10.6% on 4.6% higher capacity.

On the Africa & Middle-East routes, traffic grew 4.3% while capacity increased by 7.2%. Load factor slipped 2.0 points to 75.7%

On the Caribbean & Indian Ocean sector, traffic increased by 1.8% on stable capacity (-0.3%). Load factor improved by 1.7 points to 82.9%.

On the European network, activity remained buoyant with traffic increasing by 5.8% on a slight rise in capacity (up 0.7%). Load factor rose significantly (up 3.4 points) to reach the high level of 71.9%.

Cargo activity

October saw further improvement in cargo activity with a rise in traffic (up 3.7%) for the third consecutive month. As capacity increased by 7.4%, cargo load factor slipped 2.5 points to 68.4%.

Web site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin - +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau - +33 (0)1 41 56 72 59 - faandriveau@airfrance.fr

STATISTICS

Passenger operations (millions)

	October			Cumulative
Total Group	2005	2004	%	2005-06	2005	2004
Passengers carried (000)	6,043	5,737	5.3%	42,700	40,236	6.1%
Revenue pax-kilometers (RPK)	16,116	14,794	8.9%	113,122	104,800	7.9%
Available seat-kilometers (ASK)	19,734	18,610	6.0%	138,230	131,518	5.1%
Passenger load factor (%)	81.7%	79.5%	2.2	81.8%	79.7%	2.2

Europe (including France)
Passengers carried (000)	4,269	4,118	3.7%	30,167	28,645	5.3%
Revenue pax-kilometers (RPK)	3,303	3,123	5.8%	23,678	22,230	6.5%
Available seat-kilometers (ASK)	4,591	4,557	0.7%	32,351	31,783	1.8%
Passenger load factor (%)	71.9%	68.5%	3.4	73.2%	69.9%	3.2

America (North and South)
Passengers carried (000)	743	646	15.0%	5,257	4,724	11.3%
Revenue pax-kilometers (RPK)	5,435	4,754	14.3%	38,343	34,427	11.4%
Available seat-kilometers (ASK)	6,263	5,528	13.3%	43,829	39,524	10.9%
Passenger load factor (%)	86.8%	86.0%	0.8	87.5%	87.1%	0.4

Asia / Pacific
Passengers carried (000)	406	366	11.0%	2,697	2,448	10.2%
Revenue pax-kilometers (RPK)	3,564	3,221	10.6%	23,692	21,596	9.7%
Available seat-kilometers (ASK)	4,039	3,861	4.6%	27,528	26,424	4.2%
Passenger load factor (%)	88.2%	83.4%	4.8	86.1%	81.7%	4.3

Africa & Middle East
Passengers carried (000)	391	377	3.6%	2,835	2,639	7.4%
Revenue pax-kilometers (RPK)	2,072	1,986	4.3%	14,659	13,574	8.0%
Available seat-kilometers (ASK)	2,737	2,555	7.2%	18,805	17,238	9.1%
Passenger load factor (%)	75.7%	77.7%	-2.0	78.0%	78.7%	-0.8

Caribbean-Indian Ocean
Passengers carried (000)	234	230	1.6%	1,743	1,781	(2.1%)
Revenue pax-kilometers (RPK)	1,742	1,711	1.8%	12,748	12,974	(1.7%)
Available seat-kilometers (ASK)	2,103	2,110	(0.3%)	15,716	16,550	(5.0%)
Passenger load factor (%)	82.9%	81.1%	1.7	81.1%	78.4%	2.7

Cargo operations (millions)

	October			Cumulative
Total Group	2005	2004	%	2005-06	2005	2004
Revenue tonne-km (RTK)	975	941	3.7%	6,226	6,112	1.9%
Available tonne-km (ATK)	1,426	1,327	7.4%	9,612	9,026	6.5%
Cargo load factor (%)	68.4%	70.9%	-2.5	64.8%	67.7%	-2.9

Europe (including France)
Revenue tonne-km (RTK)	8	9	(13.4%)	50	59	(15.1%)
Available tonne-km (ATK)	47	51	(8.0%)	334	350	(4.4%)
Cargo load factor (%)	16.3%	17.3%	-1.0	15.0%	16.9%	-1.9

America (North and South)
Revenue tonne-km (RTK)	326	316	3.2%	2,122	2,084	1.8%
Available tonne-km (ATK)	483	445	8.4%	3,345	3,071	8.9%
Cargo load factor (%)	67.5%	70.9%	-3.4	63.4%	67.8%	-4.4

Asia / Pacific
Revenue tonne-km (RTK)	507	483	5.0%	3,185	3,089	3.1%
Available tonne-km (ATK)	668	614	8.8%	4,366	4,110	6.2%
Cargo load factor (%)	75.9%	78.7%	-2.8	73.0%	75.2%	-2.2

Africa & Middle East
Revenue tonne-km (RTK)	86	84	2.0%	555	559	(0.7%)
Available tonne-km (ATK)	141	133	5.6%	958	901	6.4%
Cargo load factor (%)	61.3%	63.4%	-2.1	57.9%	62.0%	-4.2

Caribbean-Indian Ocean
Revenue tonne-km (RTK)	49	49	(0.2%)	314	322	(2.6%)
Available tonne-km (ATK)	88	84	4.3%	609	595	2.3%
Cargo load factor (%)	55.4%	57.8%	-2.4	51.6%	54.2%	-2.6

Forward-Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France’s and KLM’s Securities and Exchange Commission filings, including their Annual Reports on Form 20-F for the year ended March 31, 2005. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: November 7, 2005	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations